                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                        RULE 13e-3 TRANSACTION STATEMENT
       (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)
                             [Amendment No. ______]

                          THE VALLEY FAIR CORPORATION
                              (Name of the Issuer)

                               LITTLE FERRY CORP.
                     (Names of Person(s) filing Statement)

                          Common Stock, $.30 par value
                         (Title of Class of Securities)

                                  919575-20-9
                       (CUSIP Number of Class Securities)

Thomas R. Ketteler, Vice President            With Copies to:
LITTLE FERRY CORP                             Cornelius Bulman, Esq.
c/o Schottenstein Stores Corporation          Porter, Wright, Morris & Arthur
1800 Moler Road                               41 South High Street
Columbus, Ohio 43207                          Columbus, Ohio 43221
(614) 449-4283                                (614) 227-2219
  (Name, Address and Telephone Number of Persons Authorized to receive Notices and Communications on Behalf of Persons Filing Statement)

         This statement is filed in connection with (check the appropriate box):
         a. [ ] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.
         b. [ ] The filing of a registration statement under the Securities Act of 1933
         c. [ ] A tender offer
         d. [X] None of the above

Check the following box if the soliciting materials are preliminary copies. [ ]

                               Calculation of Fee

Transaction                                               Amount of Filing Fee
valuation*

*No filing fee is required in connection with this filing.
[ ] Check box if any part of the fee is offset as provided by Rule 0-11 (a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid:............................................
Form or Registration No: ..........................................
Filing Party:......................................................
Date Filed: ...........................................

ITEM 1.  ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION

         (a) The name of the issuer is The Valley Fair Corporation, a Delaware corporation (the "Company"). The principal executive office of the Company is at 260 Bergen Turnpike, Little Ferry, New Jersey 07643.

         (b) The exact title of the class of securities is common stock, $.30 par value (the "Common Stock"). The number of shares of Common Stock outstanding as of April 3, 1997 is 367, 813 shares and the approximate number of holders of record is 1,281.

         (c) There is currently no established trading market for the common stock other than limited or sporadic quotations on the OTC Bulletin Board Service and indications of interest published by the National Quotation Bureau. An internet search for a quotation on April 2, 1997 under the trading symbol "VALL" showed a bid price of $26 per share and an asked price of $30 per share and indicated the last trade was on January 7 at $26 per share, with a 52 week range of $26 per share to $26 per share. The table below sets forth the range of high and low bid quotations for each fiscal quarter of the Company ended on the date indicated.

                    FISCAL 1998                                  HIGH BID             LOW BID
                    -----------                                  --------             -------
        First Quarter Ended April 6, 1997                           $26                 $25

                    FISCAL 1997
                    -----------
        Fourth Quarter Ended February 2, 1997                       $26                 $26
        Third Quarter Ended October 27, 1996                        $26                 $26
        Second Quarter Ended August 3, 1996                         $26                 $26
        First Quarter Ended May 5, 1996                             $26                 $26

                    FISCAL 1996
                    -----------
        Fourth Quarter Ended January 28, 1996                       $26                 $26
        Third Quarter Ended October 29, 1995                        $26                 $26
        Second Quarter Ended July 30, 1995                          $26                 $26
        First Quarter Ended April 30, 1995                          $26                 $26

                  The above bid prices are as reported by the National Quotation Bureau and do not necessarily represent firm quotations. They do not represent actual sales and do not include mark-ups, mark-downs or commissions. A transaction report showing reported prices in the Common Stock from the NASD OTC Bulletin Board Service is attached as Exhibit A hereto.

         (d) The Company has never paid any dividends. Historically, the Company's lending agreements have prohibited the payment of dividends, although the Company's current demand note bank facility does not specifically prohibit the payment of cash dividends.

         (e)      Not Applicable.

         (f) Schottenstein Professional Asset Management Corporation, an Ohio corporation ("SPAM") is a stockholder and an affiliate of Little Ferry Corp., a Delaware corporation (the "Filing Person"). Since January 30, 1995, SPAM has purchased for $26 per share in unsolicited privately negotiated transactions:
                  3,000 shares of common stock on June 30, 1995, 5,000 shares of common stock on July 12, 1995 and 7,916 shares of common stock on July 31, 1995.

                  Since January 29, 1995, the Company has purchased for $26 per share in unsolicited privately negotiated transactions the following number of shares on the dates indicated:

                                 NO. OF                                        NO. OF
    DATE IN FISCAL 1996          SHARES          DATE IN FISCAL 1997           SHARES
    --------------------         ------          --------------------          ------
          03-10-95                  3                  02-03-96                   3
          03-22-95                  4                  03-14-96                  16
          04-30-95                  6                  04-18-96                   1
          07-06-95                  6                  05-21-96                   1
          10-24-95                 15                  06-20-96                 100
          11-17-95                 33                  06-28-96                   6
          01-05-96                  3                  08-19-96                  10
                                   --
                                                       09-03-96                  33
                                                                                ---
            TOTAL                  70                    TOTAL                  170

ITEM 2.  IDENTITY AND BACKGROUND

         This Schedule 13E-3 is being filed by the Filing Person. Schottenstein Stores Corporation, a Delaware corporation ("SSC") is the corporation ultimately in control of the Filing Person. Prior to March 31, 1997, SSC owned 287,861 shares of common stock, or 78.3% of the outstanding shares, and its affiliated company, SPAM, owned 54,295 shares of common stock, or 14.8% of the outstanding shares. SSC and SPAM formed the Filing Person solely for the purpose of effecting a short form merger (the "Merger") under Section 253 of Delaware General Corporation Law ("DGCL"). The sole purpose of the Merger is to take the Company private by eliminating the equity interest of all stockholders of the Company excluding SSC and SPAM ("the Unaffiliated

Stockholders"), by converting their shares of Common Stock into the right to receive a cash payment of $30 per share. Effective on March 31, 1997, SSC and SPAM contributed all of their 342,156 shares of Common Stock to the Filing Person, resulting in the Filing Person becoming the record holder of 93% of the outstanding common stock of the Company.

         SSC is a privately-held company, with interests in retailing, real estate and manufacturing. It is beneficially owned by its Chairman and Chief Executive Officer, Jay L. Schottenstein, and members of his family (the "Schottenstein Family"). The principal executive offices of SSC are located at 1800 Moler Road, Columbus, Ohio 43207. The following is a list of the directors and executive officers of SSC, including their current principal occupation or employment and material occupations, positions, offices or employment during the last five years. Unless otherwise indicated, the principal business address of each director and officer is 1800 Moler Road, Columbus, Ohio 43207 and each has held the positions indicated for more than the past five years.

         Jay L. Schottenstein is the Chairman of the Board of SSC, the Company, SPAM and the Filing Person. He is also Chairman of the Board of Value City Department Stores, Inc., an Ohio corporation ("VCD"), which is a 64.9% subsidiary of SSC and its shares are publicly traded on the New York Stock Exchange. He is also Chairman of American Eagle Outfitters, Inc., an Ohio corporation ("AEO"), which is a publicly traded corporation in which the Schottenstein Family beneficially owns 60% of the outstanding common shares.

         Saul Schottenstein is President of SSC, Vice President of the Company, and Vice Chairman of VCD and AEO.

         Geraldine Schottenstein is a director of SSC and a director of VCD. She has served as a volunteer and board member for a variety of charitable and community organizations for more than the past five years.

         Ari Deshe has been a director of SSC since December, 1995. Mr. Deshe has been Chief Executive Officer of Safe Auto Insurance Company, a property and casualty insurance company, located at 3883 East Broad Street, Columbus, Ohio 43213 since August, 1993. From June, 1992 to August, 1993, he was President of Safe Auto Insurance Agency and prior thereto he was President of Employee Benefits Systems, Inc.

         John P. Diamond has been a director of SSC since December, 1995. Mr. Diamond has been President of Safe Auto Insurance Company since August, 1996. Prior thereto, he was Executive Vice President of Safe Auto Insurance Company since August, 1993 and prior thereto he was a Vice President of SSC.

         Thomas R. Ketteler has served SSC as Chief Operating Officer since April, 1995, as a director since 1985 and as Vice President of Finance since 1981. Mr. Ketteler is the Secretary and a director of the Company and a director of AEO. He is also a director and Vice President and Treasurer of the Filing Person and a Vice President and Treasurer of SPAM.

         Irwin A. Bain, Esq., is Secretary and General Counsel of SSC. He also is also Secretary of the Filing Person and SPAM.

         Jerry W. Kerr is Vice President - Information Systems of SSC.

         Edward K. Arndt is Vice President - Real Estate of SSC.

         During the past five years, none of the above-mentioned individuals or entities have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws. Each of the entities is incorporated in the jurisdictions indicated and each individual is a citizen of the United States.

ITEM 3.  PAST CONTRACTS, TRANSACTIONS OR NEGOTIATIONS

         (a)(1) The Company has paid SSC an administrative services fee of $125,000 during each of the Company's last two fiscal years.

                  VCD, a subsidiary of SSC, operates as licensee the apparel, housewares and domestic departments in the two department stores operated by the Company. VCD pays the Company a license fee of 7.3% of the net sales of the departments for occupancy and 3.7% of net sales for advertising, against an annual aggregate minimum of $733,000 for both stores. VCD uses employees of the Company to operate the departments and reimburses the Company for all costs associated with such employees. The license agreement terminates on December 31, 1997. The aggregate license fees, including advertising, paid by VCD to the Company during fiscal 1997 and fiscal 1996 were $2,679,219 and $2,346,684, respectively.

                  The Company's wholly-owned subsidiary, L. F. Widmann, Inc., a Pennsylvania corporation ("Widmann"), operates as licensee the health and beauty aids departments in the department stores owned by VCD that have such departments. Widmann pays annual license fees to VCD in an amount equal to 5% of net sales and reimburses VCD 2% of net sales for advertising and 2.9% of net sales for administrative expenses. The license fees paid by Widmann to VCD during fiscal 1997 and fiscal 1996 were $3,128,158 and $3,400,099, respectively.

         (a)(2) See Item 4 for a description of the Merger and Item 3(b) below for a description of current negotiations regarding Widmann.

         (b) SSC and VCD and the Company have been negotiating with a third party for the sale of all of the stock of Widmann to a proposed joint venture entity (the "JV") to be formed and 50.1% owned by VCD and 49.9% owned by the third party. Under the terms of the proposed transaction, Widmann would distribute to the Company its ownership interest in its warehouse and office facility located in McElhattan, Pennsylvania (the "Widmann Warehouse") and, thereafter, the JV will purchase all of the stock of Widmann from the Company for a cash amount equal to the net book value of Widmann, excluding the net book value of the Widmann Warehouse. A new License Agreement would be entered into between Widmann and/or the JV for operating the health and beauty aids departments in the VCD department stores. The purchase price received by the Company for Widmann would be reduced for any net losses incurred by the JV within two years after the sale directly attributable to either (a) moving the Widmann Warehouse operation to a new warehouse or (b) closing any of the Widmann store locations not located in VCD Department Stores, with the Company required to refund to the JV an amount equal to one-third of such losses to the extent they do not exceed $6,000,000 and 100% of such losses to the extent they exceed $6,000,000. The JV would be managed by the third party. The parties are currently negotiating a nonbinding letter of intent. There can be no assurance that a letter of intent will be executed or that any transaction will be completed, or, if completed, whether the final terms will be the same or different than those currently being discussed. Because the Merger will occur on May 9, 1997, eliminating the equity interest of the Unaffiliated Stockholders in the Company, the Unaffiliated Stockholders would receive none of the benefit to the Company, if any, associated with the proposed transaction.

ITEM 4.  TERMS OF THE TRANSACTION

         (a) At a meeting held on April 4, 1997, Jay L. Schottenstein and Thomas R. Ketteler, being the sole members of the Board of Directors of the Filing Person, met and adopted resolutions approving the Merger. The Merger was also approved effective that date by written consent of SSC and SPAM, as the sole stockholders of the Filing Person. Under the terms of the Merger, the Filing Person is merged with and into the Company, with the Company as the surviving corporation. A Certificate of Ownership and Merger will be filed with the Secretary of State of Delaware on May 9, 1997 (the "Effective Date"). On the Effective Date, each share of common stock of the Company will be canceled. The shares of common stock of the Company held by stockholders other than the Filing Person shall be automatically converted, without further action on the part of the holder thereof, into the right to receive cash from the Company in an amount equal to $30 per share, without interest, upon surrender by the holder to the Company of the stock certificate representing such shares. A form of Letter of Transmittal to be used for tendering shares for payment is attached as Exhibit B to this Schedule 13E-3. Each of the 930 shares of common stock of the Filing Person issued and outstanding on the Effective Date shall, as a result of the Merger, be automatically changed and converted, without further action on the part of the holder thereof, into one fully paid and nonassessable share of Common Stock, $0.30 par value per share, of the Company.

         (b) As a result of the terms of the Merger, the equity ownership of the Unaffiliated Stockholders in the Company will be "cashed out" on May 9, 1997. The Unaffiliated Stockholders will no longer be stockholders of the Company and will become creditors of the Company, entitled to payment of $30 per share in cash, without interest. As creditors, the Unaffiliated Stockholders will have no say in the management of the Company and will not participate in the risks and benefits of equity ownership of the Company.

ITEM 5.  PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE

         The Merger will result in the Common Stock of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities and Exchange Act of 1934, as amended (the "1934 Act"), because the Company will have only two stockholders of record after the Merger. The Company will file a Form 15 with the Securities and Exchange Commission ("SEC") which will suspend the Company's obligation to file further annual, quarterly or other reports or proxy statements with the SEC. Except for the foregoing and the other plans or proposals that are disclosed elsewhere in this Schedule 13E-3, none of the Company, SSC or the Filing Person has any plan or proposal regarding activities or transactions which are to occur after the Merger which relate to, or would result in:

         (a) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

         (b) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

         (c) any change in the present Board of Directors or management of the Company, including, but not limited to, any plan or proposal to change the number or term of directors, to fill any existing vacancy on the Board or to change any material term of the employment contract of any executive officer;

         (d) any material change in the present dividend rate or policy or indebtedness or capitalization of the Company; or

         (e) any other material change in the Company's corporate structure or business.

Although neither the Company, SSC nor the Filing Person has any plans or proposals at this time relating to any of the above, the Company is currently exploring options with respect to the operations of Widmann, specifically those described in Item 3(b) above, and may undertake any of the above-described activities or transactions at some time in the future after the Merger.

ITEM 6.  SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION

         (a) The estimated cost of the Merger is $805,000, which will be paid by the Company from cash on hand.

         (b) Estimated expenses of the Merger are $35,290, including approximately $30,000 in legal fees and $5,290 for printing and mailing expenses. The Company will pay all such expenses.

ITEM 7.  PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS

         See "Purpose of the Merger, Alternatives, Reasons and Effects" in the letter to stockholders attached as Exhibit E hereto, which is incorporated herein by reference.

ITEM 8.  FAIRNESS OF THE TRANSACTION

         See "Fairness of the Transaction" in the letter to stockholders attached as Exhibit E hereto, which is incorporated herein by reference.

ITEM 9.  REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS

         No report, opinion or appraisal from any outside party has been obtained relating to the Merger.

ITEM 10.  INTERESTS IN SECURITIES OF THE ISSUER

         (a) See Item 2 for the ownership of Common Stock by the Filing Person. In addition to such shares, officers and directors of the Company, and members of their families, beneficially own 2,541 shares of Common Stock, which will be acquired by the Company for $30 per share in the Merger.

         (b) See Item 1(f) for information on purchases of shares of Common Stock by SPAM and the Company.

ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO
                  THE ISSUER'S SECURITIES

         There are no contracts, arrangements, understanding or relationship in connection with the Merger between the Filing Person and any person with respect to any securities of the Company.

ITEM 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH
                  REGARD TO THE TRANSACTION

         (a)      See Item 10(a).

         (b)      Not Applicable.

ITEM 13.  OTHER PROVISIONS OF THE TRANSACTION

         (a) Appraisal rights are provided under Delaware law to stockholders of the Company who are not satisfied with the $30 per share to be paid in the Merger. Holders of shares of Common Stock who follow the procedures specified by Section 262 of the Delaware General Corporation Law ("Section 262") will be entitled to appraisal by the Delaware Court of Chancery and payment of the "fair value" of their shares, not including value resulting from the accomplishment of the Merger.

                  The following summary of the provisions of Section 262 of the Delaware General Corporation Law is not intended to be a complete statement of such provisions, the full text is attached as Exhibit D hereto and is qualified in its entirety by reference thereto.

                  A holder of Common Stock electing to exercise appraisal rights must deliver to the Company a written demand for appraisal of such shares made by or on behalf of the record holder reasonably informing the Company of the identity of such holder and of such holders intention thereby to demand the appraisal of such holder's Common Stock.

                  Only a holder of record of Common Stock is entitled to assert appraisal rights for the Common Stock . The demand should be executed by or for the holder of record, fully and correctly, as the holder's name appears on the holder's stock certificates. If the shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand should be made in that capacity, and if the shares are owned of record by more than one person, as in a joint tenancy or tenancy in common , the demand should be executed by or for all joint owners. An authorized agent, including one or two or more joint owners, may execute the demand for appraisal for the holder of record; however, the agent must identify the record holder or holders and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record holder. A record holder, such as a broker, who holds Common Stock as a nominee for the beneficial owner may exercise his appraisal rights with respect to the shares held for one or more beneficial owners while not exercising such rights for other beneficial owners. In such case, the written demand should set forth the number of shares covered by it. Where no number of shares is expressly mentioned, the demand will be presumed to cover all shares standing in the name of the record owner.

                  This Schedule 13E-3 constitutes notice by the Company to each person who held shares of Common Stock of the Company before the Effective Date of the Merger to inform such persons that appraisal rights are available for any or all of the Common Stock, and includes a copy of Section 262 of the Delaware General Corporation Law as Exhibit D hereto. It is being sent by certified or registered mail, return receipt requested, addressed to the stockholder at his address as it appears on the records of the Company. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of the notice, demand in writing from the Company the appraisal of his shares. Such demand will be sufficient if it reasonably informs the Company of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of his Common Stock. Within 120 days after the effective date of the Merger, the Company or any stockholder who has satisfied the foregoing provisions may file a petition in the Delaware Court of Chancery demanding a determination of the value of the Common Stock. At any time within 60 days after the Effective Date of the Merger , any stockholder has the right to withdraw his demand for appraisal and to accept the terms offered in the Merger.

                  It is the obligation of stockholders to initiate all necessary action to perfect their appraisal rights within the time periods prescribed in Section 262. If no petition is filed, all appraisal rights will be lost, notwithstanding any previously submitted written demand for appraisal.

                  Within 120 days after the Effective Date of the Merger or consolidation, any stockholder who has complied with the requirements for the exercise of appraisal rights as discussed above, is entitled, upon written request to receive from the Company a statement setting forth the aggregate number of shares of Common Stock of the Company with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement must be mailed within 10 days after the written request for such a statement is received by the Company.

                  Failure to follow the steps required by Delaware Law for perfecting appraisal rights may result in the loss of such rights.

         (b) No provision has been made by the Company or SSC in connection with the Merger to allow the Unaffiliated Stockholders to obtain access to the corporate files of the Company or obtain counsel or appraisal services at the Company's or SSC's expense.

ITEM 14.  FINANCIAL INFORMATION

         (a) Reference is hereby made to the Company's financial statements for the years ended February 7, 1997, January 28, 1996 and January 29, 1995 as set forth in Exhibit C hereto, all of which are incorporated by reference herein. The Company's ratio of earnings to fixed charges for fiscal 1997 was (0.7) and for fiscal 1996 was 1.1. See Item 8 regarding book value.

         (b)      Not Applicable.

ITEM 15.  PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED

         (a)      Not Applicable.

         (b)      Not Applicable.

ITEM 16.  ADDITIONAL INFORMATION

         Not Applicable.

ITEM 17.  MATERIAL TO BE FILED AS EXHIBITS

         (a)      Not Applicable.
         (b)      Not Applicable.
         (c)      Not Applicable.
         (d) OTC Bulletin Board Stock Transaction Report (Exhibit A), Letter of Transmittal (Exhibit B), Financial Statements of the Company (Exhibit C) and Letter to Stockholders (Exhibit
                  E).
         (e) Section 262 of DGCL regarding "Rights of Dissenting Stockholders" (Exhibit D).
         (f)      Not applicable.

                                   SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 8, 1997                             LITTLE FERRY CORP.

                                          By:   /s/ THOMAS R. KETTELER
                                                ----------------------------
                                                Thomas R. Ketteler
                                                Vice President and Treasurer

                                        EXHIBIT A TO SCHEDULE 13E-3

OTC BULLETIN BOARD(R)                   MONTHLY HIGH, LOW, CLOSE AND VOLUME REPORT
----------------------------------------------------------------------------------
VALL                                                                   1/95 - 3/97
DATE BY MONTH              HIGH        LOW      CLOSE         VOLUME        TRADES
-------------              ----        ---      -----         ------        ------
February 1995             6.625      6.625      6.625          5,000             1
March 1995                   26         25         26          3,025             4
April 1995                   26         26         26            110             5
May 1995                     26         26                         3             2
June 1995                    26         26         26          3,016             2
July 1995                    26       24.5       24.5         17,932             4
August 1995                  26         26                       183             2
September 1995               26         26         26              3             1
October 1995                 30         26         26            119             3
November 1995                26         26                        72             2
January 1996                 30         26         30            788             4
February 1996                26         26         26             29             3
March 1996                   30         26         26             30             2
April 1996                   26         26         26             34             2
May 1996                     26         26                        23             3
June 1996                    26         26         26             18             3
August 1996                  26         26         26              3             1
October 1996                 26         26         26              3             1
December 1996                26         26         26             83             2
January 1997                 26         25         26            214             2

        SUMMARY:             30      6.625         26         30,688            49

                                                     EXHIBIT B TO SCHEDULE 13E-3


                               TRANSMITTAL LETTER
                 For the Surrender of Shares of Common Stock of
                          THE VALLEY FAIR CORPORATION

THE INSTRUCTIONS SHOULD BE READ CAREFULLY BEFORE COMPLETING THIS TRANSMITTAL LETTER

                                                                                Certificate             Number of Shares
Name of Registered Owner of Shares                                               Number(s)              Surrendered

-----------------------------------------------------------------------------   ---------------------   ----------------

-----------------------------------------------------------------------------   ---------------------   ----------------

-----------------------------------------------------------------------------   ---------------------   ----------------

     (If additional space is required, attach a signed rider)                           TOTAL SHARES:   ----------------

ALL CERTIFICATES LISTED ABOVE MUST BE DELIVERED WITH THIS TRANSMITTAL LETTER
TO:

                          The Valley Fair Corporation
                              260 Bergen Turnpike
                         Little Ferry, New Jersey 07643
                                 (201) 440-4000

Note: If you have lost your certificate or certificates, please so indicate by filling in your name on the line below. Please continue to fill out all the applicable information of this Transmittal Letter:

I, _____________________________, hereby declare that I have lost the certificate or certificates representing my interest in the Company. (Please note that a bonding fee may be assessed for each lost certificate.)

Ladies and Gentlemen:

      Pursuant to the terms of the merger between Little Ferry Corp. and The Valley Fair Corporation, effective as of May 9, 1997 (the "Merger"), the undersigned owner hereby surrenders to The Valley Fair Corporation the certificate or certificates listed above for shares of common stock, $.30 par value, of The Valley Fair Corporation ("Valley Fair Shares"), with each such share to be exchanged for a $30.00 cash payment, without interest.

      The owner of such shares will, upon request, execute and deliver any additional documents deemed by The Valley Fair Corporation to be necessary or desirable to complete the exchange of the Valley Fair Shares surrendered herewith. The owner understands and acknowledges that the owner is responsible for any stock transfer tax payable upon transfer of the shares listed above.

      Unless otherwise indicated herein under "Special Payment Instructions" below, please issue checks representing payment for the Valley Fair Shares in the name of the owner. Similarly, unless otherwise indicated under "Special Delivery Instructions" below, please issue checks representing payment for the Valley Fair Shares to the owner at the address shown below the signature of the owner.

                             SHAREHOLDER SIGN HERE

       Must be signed by the registered holder(s) as the name(s) appear(s) on stock certificate(s) or by person(s) authorized to become registered holder(s) by certificates and documents transmitted. If signature is by person acting in a fiduciary or representative capacity, please set forth full title. See Instruction 6.


------------------------------------     --------------------------------------
Signature of Owner                                     Signature of Joint Owner


Dated:
      ------------------------------

Name (please print):
                    ------------------------------------------------------------

Capacity (if applicable):
                          ------------------------------------------------------

Address (including zip code):
                              --------------------------------------------------

Area Code and Tel. No.:(    )         Tax Id. or Social Security No.:
                        ---- ---------                               -----------

                          SPECIAL PAYMENT INSTRUCTIONS

To be completed ONLY if the check issued in payment for the Valley Fair Shares is to be made payable to the order of and sent to someone other than the owner. Make Check Payable to the Order of:

Name:
     --------------------------------------------------------------------------
                                  Please Print
Address:
        -----------------------------------------------------------------------
Zip Code

                   -----------------------------------------
                   Tax Identification or Social Security No.


                         SPECIAL DELIVERY INSTRUCTIONS

To be completed ONLY if the check issued in exchange for the Valley Fair Shares is to be sent to someone other than the owner at an address other than the address shown above. Mail Certificates To:

Name:
     --------------------------------------------------------------------------
                                  Please Print
Address:
        -----------------------------------------------------------------------


                         MEDALLION SIGNATURE GUARANTEE
                         (If required by Instruction 7)

Authorized Signature:
                     ----------------------------------------------------------

Name of Firm:
             ------------------------------------------------------------------
                                  Please Print
Dated:
      ---------------------


                TO BE COMPLETED BY ALL SURRENDERING SHAREHOLDERS
                              (SEE INSTRUCTION 9)

SUBSTITUTE Form W-9
Internal Revenue Service, Department of the Treasury
Payer's request for Taxpayer Identification Number ("TIN")

PART 1 - PLEASE PROVIDE YOUR CORRECT TIN BELOW AND CERTIFY BY SIGNING AND DATING BELOW


                  -------------------------------------------
                  Social Security Number OR Employee ID Number


PART 2 - Certification - Under penalties of perjury, I certify that:

(1) the number shown on this form is my Taxpayer Identification Number (or I am waiting for a number to be issued to me) and

(2) I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (the "IRS") that I am subject to backup withholding as a result of failure to report all income or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding.

      Certification Instructions -- You must cross out item (2) above if you have been notified by the IRS that you are currently subject to backup withholding insurance of any unreported interest or dividends on your tax return. However, if after being notified by the IRS that you were subject to backup withholding you received another notification from the IRS that you are no longer subject to backup withholding, do not cross out such item (2).


SIGNATURE                                      DATE
          -------------------------------------    -------------------------

PRINT NAME
           -----------------------------------------------------------------


PART 3 - Awaiting TIN

NOTE: FAILURE TO COMPLETE AND RETURN THIS FORM MAY RESULT IN BACKUP WITHHOLDING OF 31% OF ANY PAYMENTS MADE TO YOU. PLEASE REVIEW THE ENCLOSED GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9 FOR ADDITIONAL DETAILS.

             CERTIFICATE OF AWAITING TAXPAYER IDENTIFICATION NUMBER

         I certify under penalties of perjury that a taxpayer identification number has not been issued to me, and either (a) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate Internal Revenue Service Center or Social Security Administration Office, or
(b) I intend to mail or deliver an application in the near future. I understand that if I do not provide a taxpayer identification number by the time of payment, 31% of all reportable payments made to me thereafter will be withheld, but that such amounts will be refunded to me if I then provide a Taxpayer Identification Number within sixty (60) days.


SIGNATURE                                      DATE
         --------------------------------------    -----------------------


         INSTRUCTIONS FOR SURRENDERING CERTIFICATES OF COMMON STOCK OF
                          THE VALLEY FAIR CORPORATION

In order to surrender certificates properly, please follow these instructions carefully.

1. All certificates must be accompanied by a completed and signed Transmittal Letter.

2. Certificates held under different names or capacities should be accompanied by separate Transmittal Letters.

3. TO ASSIST IN TIMELY PAYMENT PROCEDURES, ALL SHARE CERTIFICATES REGISTERED IN THE SAME NAME SHOULD BE SUBMITTED WITH ONE TRANSMITTAL LETTER. QUESTIONS AND REQUESTS FOR ASSISTANCE, INCLUDING MATTERS CONCERNING LOST CERTIFICATES OR ADDITIONAL COPIES OF TRANSMITTAL LETTERS, SHOULD BE DIRECTED TO THE VALLEY FAIR CORPORATION.

4. In the spaces provided, please list the number of each certificate being surrendered and indicate the number of shares evidenced by each certificate.

5. Unless otherwise indicated under "Special Payment Instructions", all checks in payment for Valley Fair Shares will be issued in the name of the owner. Similarly, unless otherwise indicated under "Special Delivery Instructions", all checks in payment for Valley Fair Shares will be mailed to the owner at the address shown below the signature of the owner.

6. The Transmittal Letter must be signed by the registered owner(s) and must correspond with the name(s) on the certificate(s) in every particular. Transmittal Letters executed by trustees, executors, administrators, guardians, officers of corporations, attorneys-in-fact or others in a representative or fiduciary capacity must be accompanied by proper evidence of the signer(s)' authority to act. If the certificate(s) surrendered herewith are owned of record by two or more joint owners, all such owners must sign this Transmittal Letter.

7. If shares are surrendered by registered holder(s) who have completed the "Special Delivery Instructions" or the "Special Exchange Instructions", signature(s) on the Transmittal Letter must be guaranteed by any member of the Medallion signature guarantee program. Members include banks, credit unions and other financial institutions as well as securities brokers. If share certificate(s) are registered in the name(s) of person(s) other than the person(s) signing the Transmittal Letter, the certificate(s) must be duly endorsed, or accompanied by stock power(s) signed by the registered holder(s), with the signature(s) on such endorsement or stock power(s) guaranteed thereon and on the Transmittal Letter by any member of the Medallion signature guarantee program.

8. DELIVERY IS AT THE RISK OF THE SURRENDERING SHAREHOLDERS. CERTIFICATES SHOULD BE SENT BY REGISTERED MAIL AND SHOULD BE PROPERLY INSURED.

9. All holders of Valley Fair Shares are required to provide the Exchange Agent with a correct Taxpayer Identification Number (TIN) on Substitute Form W-9. Failure to provide the information on the form may subject the holder to 31% Federal income tax withholding on any cash payment to be received.

                                                     EXHIBIT C TO SCHEDULE 13E-3









                          THE VALLEY FAIR CORPORATION
                                 AND SUBSIDIARY

                       CONSOLIDATED FINANCIAL STATEMENTS

                      FEBRUARY 2, 1997, JANUARY 28, 1996,
                              AND JANUARY 29, 1995

                   THE VALLEY FAIR CORPORATION AND SUBSIDIARY

                       CONSOLIDATED FINANCIAL STATEMENTS

-------------------------------------------------------------------------------

            FEBRUARY 2, 1997, JANUARY 28, 1996, AND JANUARY 29, 1995

-------------------------------------------------------------------------------


                               TABLE OF CONTENTS

                                                                                                                 PAGE
                                                                                                                 ----
Independent Auditors' Reports                                                                                      2

Consolidated Balance Sheets - February 2, 1997
    and January 28, 1996                                                                                           3

Consolidated Statements of Operations for the Years Ended February 2, 1997,
    January 28, 1996 and January 29, 1995                                                                          4

Consolidated Statements of Stockholders' Equity for the Years Ended
    February 2, 1997, January 28, 1996 and January 29, 1995                                                        5

Consolidated Statements of Cash Flows for the Years Ended                                                        6 - 7
    February 2, 1997, January 28, 1996 and January 29, 1995

Notes to the Consolidated Financial Statements                                                                   8 - 17

                          INDEPENDENT AUDITORS' REPORT


BOARD OF DIRECTORS AND STOCKHOLDERS
THE VALLEY FAIR CORPORATION
Little Ferry, New Jersey

        We have audited the accompanying consolidated balance sheets of The Valley Fair Corporation (a subsidiary of Schottenstein Stores Corporation) and subsidiary as of February 2, 1997 and January 28, 1996, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the fiscal years in the period ended February 2, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the 1997 and 1996 financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Valley Fair Corporation and subsidiary as of February 2, 1997 and January 28, 1996, and the results of their operations and their cash flows for each of the fiscal years in the period ended February 2, 1997 in conformity with generally accepted accounting principles.




/s/ Alpern, Rosenthal & Company
Pittsburgh, Pennsylvania

March 22, 1997 (Except April 4, 1997 as to Note 12)

                   THE VALLEY FAIR CORPORATION AND SUBSIDIARY

                          CONSOLIDATED BALANCE SHEETS

---------------------------------------------------------------------------------------------------------------------------
                                                                                        FEBRUARY 2       JANUARY 28
                                                                                           1997             1996
---------------------------------------------------------------------------------------------------------------------------
ASSETS

CURRENT ASSETS
    Cash and cash equivalents                                                            $ 3,247,423          $ 2,459,442
    Accounts receivable
        Trade                                                                                637,064              711,188
        Affiliate - Note 2                                                                   146,418              128,912
    Merchandise inventories                                                               20,977,647           23,955,006
    Prepaid expenses                                                                         484,746              582,341
    Deferred income taxes - Note 8                                                           836,000              443,000
                                                                                         -----------          -----------

              TOTAL CURRENT ASSETS                                                        26,329,298           28,279,889
                                                                                         -----------          -----------


INVESTMENT IN EQUITY SECURITIES - Notes 4 and 9                                            1,385,588            1,149,163
                                                                                         -----------          -----------

PROPERTY AND EQUIPMENT - At cost - Notes 3, 5, and 6                                      11,529,042           11,235,334
    Less:    Accumulated depreciation and amortization                                     7,509,283            6,969,475
                                                                                         -----------          -----------


              TOTAL PROPERTY AND EQUIPMENT - Net                                           4,019,759            4,265,859
                                                                                         -----------          -----------


OTHER ASSETS                                                                                 357,668              336,174
                                                                                         -----------          -----------


              TOTAL ASSETS                                                               $32,092,313          $34,031,085
                                                                                         ===========          ===========


              The accompanying notes are an integral part of these
                       consolidated financial statements.

---------------------------------------------------------------------------------------------------------------------------
                                                                                          FEBRUARY 2           JANUARY 28
                                                                                               1997                 1996
---------------------------------------------------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
    Note payable - bank - Note 5                                                         $ 8,567,000          $ 9,710,300
    Current maturities of long-term debt - Note 6                                             36,714               65,010
    Accounts payable
        Trade                                                                              2,871,162            2,911,974
        Affiliate - Note 2                                                                   377,032              405,764
    Accrued liabilities                                                                      870,929              646,064
                                                                                         -----------          -----------

              TOTAL CURRENT LIABILITIES                                                   12,722,837           13,739,112

LONG-TERM LIABILITIES

    Long-term debt - less current maturities - Note 6                                        193,952              233,569
    Deferred income taxes - Note 8                                                           416,000              497,000
    Other long-term liabilities - Note 9                                                   1,051,146            1,093,225
                                                                                         -----------          -----------

              TOTAL LIABILITIES                                                           14,383,935           15,562,906
                                                                                         -----------          -----------


STOCKHOLDERS' EQUITY

    Common stock, par value $.30 per share;
      authorized 666,666 shares, issued and outstanding
      367,813 in 1997 and 367,983 shares in 1996                                             110,344              110,395
    Additional paid-in capital                                                               798,375              802,754
    Retained earnings                                                                     16,799,659           17,555,030
                                                                                         -----------          -----------

              TOTAL STOCKHOLDERS' EQUITY                                                  17,708,378           18,468,179
                                                                                         -----------          -----------


              TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                 $32,092,313          $34,031,085
                                                                                         ===========          ===========

                   THE VALLEY FAIR CORPORATION AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF OPERATIONS

-------------------------------------------------------------------------------
FOR THE YEARS ENDED FEBRUARY 2, 1997, JANUARY 28, 1996, AND JANUARY 29, 1995
-------------------------------------------------------------------------------

                                                                      1997                   1996                 1995
                                                                      ----                   ----                 ----
NET SALES  -  Excluding license
  departments                                                     $62,805,426            $68,034,924          $70,659,304

COST OF SALES                                                      43,464,047             46,690,549           49,173,119
                                                                  -----------            -----------          -----------

              GROSS PROFIT                                         19,341,379             21,344,375           21,486,185

TENANT DEPARTMENT LICENSE
  REVENUE AND OTHER (related parties -
  1997 - 49%, 1996 - 47%, 1995 - 47%)                               5,460,487              4,962,810            4,903,342
                                                                  -----------            -----------          -----------

                                                                   24,801,866             26,307,185           26,389,527
SELLING, GENERAL AND
  ADMINISTRATIVE EXPENSES (related parties -
  1997 - 12%, 1996 - 13%, 1995 - 14%)                              25,316,305             25,214,754           25,542,116
                                                                  -----------            -----------          -----------

              INCOME (LOSS) FROM OPERATIONS                      (    514,439)             1,092,431              847,411

INTEREST EXPENSE                                                      759,932              1,005,425              837,405
                                                                  -----------            -----------          -----------

              INCOME (LOSS) BEFORE INCOME
                TAXES                                             ( 1,274,371)                87,006               10,006

PROVISION FOR (RECOVERY OF)
  INCOME TAXES - Note 8                                           (   519,000)                86,000         (     16,000)
                                                                  -----------            -----------          -----------

              NET INCOME (LOSS)                                   ($  755,371)           $     1,006          $    26,006
                                                                  ===========            ===========          ===========

NET INCOME (LOSS) PER COMMON SHARE                                ($     2.05)           $       .00          $       .07
                                                                  ===========            ===========          ===========

WEIGHTED AVERAGE SHARES OUTSTANDING                                   367,882                368,030              368,309
                                                                  ===========            ===========          ===========

                 The accompanying notes are an integral part of
                    these consolidated financial statements.

                   THE VALLEY FAIR CORPORATION AND SUBSIDIARY

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

-------------------------------------------------------------------------------
FOR THE YEARS ENDED FEBRUARY 2, 1997, JANUARY 28, 1996, AND JANUARY 29, 1995
-------------------------------------------------------------------------------

                                                                         Additional
                                                       Common              Paid-In            Retained
                                                        Stock              Capital            Earnings           Total
                                                        -----              -------            --------           -----
BALANCE  -  January 30, 1994                         $  110,465           $ 808,965        $17,528,018         $18,447,448

    Purchase and retirement of
      164 shares                                    (        49)         (    4,412)            -             (      4,461)

    Net income                                            -                   -                 26,006              26,006
                                                     ----------          ----------        -----------         -----------

BALANCE  -  January 29, 1995                            110,416             804,553         17,554,024          18,468,993

    Purchase and retirement of
      70 shares                                     (        21)        (     1,799)             -            (      1,820)

    Net income                                            -                   -                  1,006               1,006
                                                     ----------          ----------        -----------         -----------

BALANCE  -  January 28, 1996                            110,395             802,754         17,555,030          18,468,179

    Purchase and retirement of
      170 shares                                    (        51)        (     4,379)             -            (      4,430)

    Net loss                                              -                   -           (    755,371)       (    755,371)
                                                     ----------          ----------        -----------         -----------

BALANCE  -  February 2, 1997                         $  110,344          $  798,375        $16,799,659         $17,708,378
                                                     ==========          ==========        ===========         ===========

                 The accompanying notes are an integral part of
                    these consolidated financial statements.

                   THE VALLEY FAIR CORPORATION AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

-------------------------------------------------------------------------------
FOR THE YEARS ENDED FEBRUARY 2, 1997, JANUARY 28, 1996, AND JANUARY 29, 1995
-------------------------------------------------------------------------------

                                                                             1997                 1996                1995
                                                                             ----                 ----                ----
CASH PROVIDED BY (USED FOR) OPERATING ACTIVITIES
    Net income (loss)                                                  ($  755,371)           $   1,006          $   26,006
    Noncash items included in net income
        Depreciation and amortization                                      586,475              632,487             884,655
        Deferred income taxes                                           (  474,000)              64,000        (    301,000)
        Changes in
           Accounts receivable                                              56,618               63,371        (    223,211)
           Merchandise inventories                                       2,977,359            1,481,846        (    412,949)
           Accounts payable and accrued expenses                           155,321         (  1,320,047)            288,261
           Other items                                                      34,022         (    153,861)       (     77,365)
                                                                       -----------          -----------         -----------

              NET CASH PROVIDED BY
               OPERATING ACTIVITIES                                      2,580,424              768,802             184,397
                                                                       -----------          -----------         -----------

CASH PROVIDED BY (USED FOR) INVESTING ACTIVITIES
    Acquisitions of property and equipment                            (    340,375)        (    319,012)       (    472,948)
    Purchase of investments                                           (    300,443)        (  1,149,163)              -
    Proceeds from sale of investments                                       64,018                -                   -
                                                                       -----------          -----------         -----------

              NET CASH USED FOR INVESTING ACTIVITIES                  (    576,800)        (  1,468,175)       (    472,948)
                                                                       -----------          -----------         -----------
CASH PROVIDED BY (USED FOR) FINANCING ACTIVITIES
    Note payable - bank                                               (  1,143,300)             335,300        (    625,000)
    Proceeds from long-term debt                                             -                    -                  27,064
    Payments of long-term debt                                        (     67,913)        (    827,231)       (    433,940)
    Purchase and retirement of common stock                           (      4,430)        (      1,820)       (      4,461)
                                                                       -----------          -----------         -----------

              NET CASH USED FOR FINANCING ACTIVITIES                  (  1,215,643)        (    493,751)       (  1,036,337)
                                                                       -----------          -----------         -----------

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                           787,981         (  1,193,124)       (  1,324,888)

CASH AND CASH EQUIVALENTS  -  Beginning of year                          2,459,442            3,652,566           4,977,454
                                                                       -----------          -----------         -----------

CASH AND CASH EQUIVALENTS  -  End of year                              $ 3,247,423          $ 2,459,442         $ 3,652,566
                                                                       ===========          ===========         ===========

                 The accompanying notes are an integral part of
                    these consolidated financial statements.

                   THE VALLEY FAIR CORPORATION AND SUBSIDIARY

-------------------------------------------------------------------------------
                CONSOLIDATED STATEMENT OF CASH FLOWS (CONTINUED)
For the Years Ended February 2, 1997, January 28, 1996, and January 29, 1995
-------------------------------------------------------------------------------

               SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

                                                                         1997                 1996                  1995
                                                                         ----                 ----                  ----
CASH PAID (REFUNDED) DURING THE YEAR FOR
    Interest                                                          $  768,128          $ 1,091,984            $  735,859
                                                                      ==========          ===========            ==========

    Income taxes                                                     ($   84,239)         $   154,852            $  353,040
                                                                      ==========          ===========            ==========

                 The accompanying notes are an integral part of
                    these consolidated financial statements.

                   THE VALLEY FAIR CORPORATION AND SUBSIDIARY

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1  -  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       A.    REPORTING ENTITY AND NATURE OF BUSINESS

             The consolidated financial statements include the accounts of The Valley Fair Corporation (Valley Fair) and its wholly-owned subsidiary, L.F. Widmann, Inc. (Widmann), collectively referred to as "The Company". All material intercompany transactions have been eliminated in consolidation. The majority of the Company's stock (93%) is controlled by Schottenstein Stores Corporation and affiliated companies (the Parent).

             Valley Fair currently operates, through a combination of owned and licensed departments, two discount stores in the state of New Jersey. The stores sell apparel, shoes, hard goods, e.g., hardware, stationery, health and beauty aids, as well as food items in a full-line supermarket at one location.

             Widmann currently operates and licenses 115 retail health and beauty aid stores primarily in Pennsylvania and also in 11 other Mid-Atlantic and Mid-Western States. The stores sell non-prescription proprietary drugs, tobacco, greeting cards, stationery, electronics, toys, small appliances, cosmetics, hair care products and other household items.

             The Company, excluding licensed departments, is in one segment of business - retail sales to the general public.

             The Company's fiscal year ends on the Sunday closest to January
       31. The fiscal year ended February 2, 1997 contained 53 weeks and the fiscal years ended January 28, 1996, January 29, 1995 contained 52 weeks.

       B.    ESTIMATES

             The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                   THE VALLEY FAIR CORPORATION AND SUBSIDIARY

       C.    CASH AND CASH EQUIVALENTS

             The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Approximately 35% ad 26% of cash and cash equivalents as of February 2, 1997 and January 28, 1996, respectively, were held in bankers acceptances. Substantially all of the remaining cash and cash equivalents were maintained in accounts with two banks.

       D.    INVESTMENT IN EQUITY SECURITIES

             The Company classifies its investments in equity securities as available-for-sale securities and carries them at fair value (Note 4). Realized gains and losses on dispositions are based on the net proceeds and the adjusted cost of the securities sold, using the specific identification method. Realized gains and losses are included in income in the year of sale. Unrealized gains and losses are based on the difference between cost and fair market value of each security. Unrealized gains and losses, if any, are recorded as a charge or credit to stockholder's equity.

       E.    MERCHANDISE INVENTORIES

             Merchandise inventories are valued at the lower of cost (first-in, first-out basis) or market determined by the retail inventory method for store inventories and an average cost method for the warehouse inventory.

       F.    PROPERTY AND EQUIPMENT

             Depreciation is provided by the straight-line method over the estimated useful lives of assets.

             Maintenance and repairs which are not considered to extend the useful lives of assets are charged to operations as incurred. Additions and improvements are capitalized. Upon sale or retirement, the cost of assets and related allowances are removed from the accounts and any resulting gains or losses are included in other income (expense).

       G.    STORE OPENING AND CLOSING COSTS

             Expenditures of a non-capital nature incurred prior to the opening of a new store are charged to operations as incurred. Costs of closing a store are expensed in the year in which the store is closed.

                   THE VALLEY FAIR CORPORATION AND SUBSIDIARY

       H.    INCOME TAXES

             Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due and deferred taxes relating to temporary differences. The primary differences are in the inventory reserves, basis of property and equipment and deferred compensation between financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes also are recognized for operating losses and tax credits that are available to offset future Federal and state taxable income. (See also Note 8.)

       I.    RECLASSIFICATIONS

             Certain reclassifications have been made to the 1996 and 1995 financial statements in order to conform to 1997 presentations.

       J.    NET INCOME (LOSS) PER COMMON SHARE

             Net income (loss) per common share has been computed based on the weighted average number of shares of common stock outstanding during the periods.

NOTE 2  -  TRANSACTIONS WITH AFFILIATES

       Valley Fair has entered into license agreements for tenant departments with an affiliated company of its Parent. The consolidated statements of operations include rental income earned from these licenses with affiliated companies of approximately $2,679,000 in 1997, $2,347,000 in 1996 and $2,312,000 in 1995.

       Widmann's has entered into agreements to lease tenant retail space from an affiliated company of Schottenstein Stores Corporation. Rents are based on a percentage of sales. The related rental expense (Note 7) incurred was approximately $1,980,000 in 1997, $2,195,000 in 1996, and $2,329,000 in 1995.
In addition, Widmann is charged approximately 2.9% of sales in those stores as reimbursement for certain store operating expenses.

       The accounts receivable and payable - affiliate are a result of the above transactions.

       The Company was charged $125,000 per year in 1997, 1996, and 1995 by the Parent for certain administrative services provided.

                   THE VALLEY FAIR CORPORATION AND SUBSIDIARY

NOTE 3  -  PROPERTY AND EQUIPMENT

       Property and equipment consisted of the following:

                                                               February 2             January 28
                                                                  1997                   1996
                                                                  ----                   ----
             Land                                              $  569,590            $   569,590
             Buildings                                          2,613,334              2,613,334
             Fixtures and equipment                             5,669,677              5,571,284
             Automobiles and trucks                               651,214                675,004
             Leasehold improvements                             2,025,227              1,806,122
                                                              -----------            -----------
                                                               11,529,042             11,235,334
             Less:  Accumulated depreciation
               and amortization                                 7,509,283              6,969,475
                                                              -----------            -----------

                                                              $ 4,019,759            $ 4,265,859
                                                              ===========            ===========


NOTE 4  -  INVESTMENT IN EQUITY SECURITIES

       The Company's investments in mutual funds, which invest in government securities, are carried at market, which approximates cost (see also Note 9).

NOTE 5  -  NOTE PAYABLE - BANK

       The Company has a $14,000,000 unsecured demand note agreement with a bank. Borrowings under this arrangement bear interest at either a Euro-rate or prime at the Company's option. Substantially all the line was subject to a Euro-rate, which was 7.19% at February 2, 1997. The weighted average interest rate at February 2, 1997 and January 28, 1996 was 7.21% and 7.43%, respectively.

                   THE VALLEY FAIR CORPORATION AND SUBSIDIARY

NOTE 6  -  LONG-TERM DEBT

       Long-term debt consists of the following:

                                                                                        February 2            January 28
                                                                                           1997                  1996
                                                                                           ----                  ----
             Mortgage notes payable, Pennsylvania Industrial Development
               Authority, interest at 3%, due September 2003, collateralized by a first mortgage on the property and building,
               guaranteed by the Parent Company.                                          $223,470              $269,161

             Various other installment notes payable                                         7,196                29,418
                                                                                          --------              --------


                                                                                           230,666               298,579
             Less:    Current maturities                                                    36,714                65,010
                                                                                          --------              --------

             Long-term Debt                                                               $193,952              $233,569
                                                                                          ========              ========

       Approximate maturities of debt are as follows:

                   1998                                                                   $ 37,000
                   1999                                                                     32,000
                   2000                                                                     33,000
                   2001                                                                     34,000
                   2002                                                                     35,000
                Thereafter                                                                  60,000
                                                                                          --------
                                                                                          $231,000
                                                                                          ========

NOTE 7  -  LEASES

       The Company leases retail store locations and delivery vehicles under operating leases. Store leases provide for base rentals and the payment of additional rentals based on sales levels, at certain locations (see also Note
2). In addition, the Company is typically responsible under its leases for real estate taxes, insurance, maintenance and advertising.

                   THE VALLEY FAIR CORPORATION AND SUBSIDIARY

       Rent expense charged to operations under these types of arrangements were as follows:

                                                                   1997                    1996                  1995
                                                                   ----                    ----                  ----
             Minimum rentals                                    $1,118,000              $1,240,000            $1,148,000
             Contingent rentals - primarily
               related party (Note 2)                            1,992,000               2,231,000             2,731,000
                                                                ----------              ----------            ----------
                   Total rent expense                           $3,110,000              $3,471,000            $3,879,000
                                                                ==========              ==========            ==========

       Valley Fair also leases certain retail facilities to various tenants under operating lease and sublease arrangements. The amounts received under tenant sub-lease agreements, included below, were approximately $1,962,000 in 1997, $1,861,000 in 1996 and $2,133,000 in 1995. The rental income under tenant lease and sub-lease arrangements, included in tenant revenue, were as follows:

                                                                   1997                    1996                  1995
                                                                   ----                    ----                  ----
             Minimum rentals                                    $2,352,000              $2,398,000            $2,355,000
             Contingent rentals                                  2,103,000               1,672,000             1,672,000
                                                                ----------              ----------            ----------

                 Total rental income                            $4,455,000              $4,070,000            $4,027,000
                                                                ==========              ==========            ==========

       At February 2, 1997, the approximate minimum rental commitments and tenant income from sublease agreements and other operating leases is as follows:

                                                                                                  Tenant Income
                                                                                        -------------------------------
                                                                Operating                   Sub-              Operating
               Fiscal                                             Leases                   Leases               Leases
               ------                                             ------                   ------               ------
               1998                                             $  666,000              $1,225,000            $1,048,000
               1999                                                522,000                 638,000               381,000
               2000                                                456,000                 443,000               128,000
               2001                                                424,000                 392,000                38,000
               2002                                                391,000                 392,000                23,000
            Thereafter                                             959,000                       -                     -
                                                                ----------              ----------            ----------

                                                                $3,418,000              $3,090,000            $1,618,000
                                                                ==========              ==========            ==========

                   THE VALLEY FAIR CORPORATION AND SUBSIDIARY

NOTE 8  -  INCOME TAXES

       The provision for (recovery of) income taxes for the years ended February 2, 1997, January 28, 1996 and January 29, 1995 consisted of the following:

                                                                February 2             January 28           January 29
                                                                   1997                   1996                 1995
                                                                   ----                   ----                 ----
       Currently payable                                       ($ 45,000)               $ 22,000             $285,000
       Deferred expense (benefit)                              ( 474,000)                 64,000            ( 301,000)
                                                                --------                --------             --------


                                                               ($519,000)               $ 86,000            ($ 16,000)
                                                                ========                ========             ========


       The Company has net operating losses totaling approximately $514,000 available to offset future state taxes. These losses expire in various years, depending on state tax laws.

       The reconciliation of income tax expense (benefit) at the statutory Federal rate to the reported income tax expense is as follows:

                                                               February 2              January 28           January 29
                                                                  1997                    1996                 1995
                                                                  ----                    ----                 ----
       Federal statutory tax rate                                 34.0%                    34.0%                 34.0%

       State income taxes - net of Federal
         tax benefit                                               6.0                      6.0                   5.8

       Non-deductible (taxable) items - net                        1.0                     58.0                (199.8)
                                                                  ----                     ----                 -----

                                                                  41.0%                    98.0%               (160.0%)
                                                                  ====                     ====                 =====

                   THE VALLEY FAIR CORPORATION AND SUBSIDIARY

        The significant components of deferred income tax expense (benefit) for the years ended February 2, 1997, January 28, 1996 and January 29, 1995 are as follows:

                                                          February 2               January 28            January 29
                                                             1997                      1996                  1995
                                                             ----                      ----                  ----
       Property and equipment                              ($ 82,000)                $ 53,000             ($160,000)
       Prepaid expenses                                    (  28,000)                  20,000             (  51,000)
       Deferred compensation                               (   3,000)               (   8,000)            (  14,000)
       Inventory reserve                                   ( 350,000)                       -                     -
       State net operating loss
         carryforward                                      (   4,000)               (   1,000)            (  41,000)
       Other                                               (   7,000)                       -             (  35,000)
                                                            --------                  -------               -------


                                                           ($474,000)                $ 64,000             ($301,000)
                                                           =========                 ========              ========

       The deferred income tax (assets) liabilities were as follows at February 2, 1997 and January 28, 1996:

                                                                                   February 2            January 28
                                                                                       1997                  1996
                                                                                       ----                  ----
       Property and equipment - depreciation                                         $416,000              $498,000
       Prepaid expenses                                                               129,000               157,000
       Vacation accrual                                                             (  96,000)            (  88,000)
       Inventory valuation allowance                                                ( 412,000)            (  62,000)
       Deferred compensation                                                        ( 405,000)            ( 402,000)
       State net operating loss carryforwards                                       (  46,000)            (  42,000)
       Other                                                                        (   6,000)            (   7,000)
                                                                                     --------              --------

                      Net Deferred Tax (Asset) Liability                            ($420,000)             $ 54,000
                                                                                     ========              ========

       Reflected on the balance sheet as
           Current deferred asset                                                   ($836,000)            ($443,000)
           Noncurrent deferred liability                                              416,000               497,000
                                                                                     --------              --------

                      Net Deferred Tax (Asset) Liability                            ($420,000)             $ 54,000
                                                                                     ========              ========

                   THE VALLEY FAIR CORPORATION AND SUBSIDIARY

NOTE 9  -  RETIREMENT AND SAVINGS PLAN

       The Company has a defined contribution retirement plan which covers substantially all of its employees. The Plan is a cash deferred arrangement described in Internal Revenue Code Section 401(k). The Company's contribution to the Plan was $100,000 each in 1997, 1996, and 1995.

       The Plan provides that employees of the Company may elect to defer a certain portion of their compensation and contribute to the Plan. The Corporation makes discretionary contributions as prescribed by the Plan.

       The Company also has nonqualified deferred compensation agreements with certain key employees. The accrued liability under these arrangements was approximately $1,000,000 as of December 31, 1996 and 1995 and is included in other long-term liabilities. The Company maintains a nonqualified trust, also known as a "rabbi" trust, primarily to fund and secure the payment of benefits to the employee participants. These arrangements offer the employees a degree of assurance on the ultimate payment of benefits. The assets remain subject to the claims of creditors of the Company and are not the property of the employees. Therefore, they are accounted as assets of the Company and are presented in investments in equity securities on the consolidated balance sheet.

NOTE 10  -  CONTINGENCIES

       The Company is a defendant in various legal actions and claims arising in the ordinary course of business. After taking into consideration legal counsel's evaluation of such actions, management is of the opinion that such litigation and claims will be resolved without material effect on the Company's financial condition or will be covered by the Company's liability insurance.

NOTE 11  -  FINANCIAL INSTRUMENTS

       The Company has several financial instruments, none of which are held for trading purposes. The Company estimates that the fair value of all financial instruments at December 31, 1996, does not differ materially from the aggregate carrying value of its financial instruments recorded in the accompanying balance sheet. The fair value amounts have been estimated by the Company using available market information and appropriate valuation methodologies. Considerable judgement is required in interpreting market data to develop the estimates of fair value and, accordingly, the estimates are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

                   THE VALLEY FAIR CORPORATION AND SUBSIDIARY

NOTE 12  -  SUBSEQUENT EVENTS

       On April 4, 1997, the controlling stockholders of the Company adopted a plan to take the Company private. Under the plan, the Company will convert the common shares (344,697) currently owned by the controlling stockholders (93%) to 930 shares of common stock. The remaining common shares (25,675 shares) will be converted into the right to receive cash equal to $30 per share. The anticipated costs of purchasing the minority stockholders' shares is approximately $805,000, including expenses relating to this transaction.

                                                     EXHIBIT D TO SCHEDULE 13E-3

DELAWARE GENERAL CORPORATION LAW

SEC. 262.    APPRAISAL RIGHTS.

         (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to sec. 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of his shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

         (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to sec. 251 (other than a merger effected pursuant to subsection (g) of Section 251), 252, 254, 257, 258, 263 or 264 of this title:

                  (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the holders of the surviving corporation as provided in subsection
(f) of sec. 251 of this title.

                  (2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to secs. 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

                           a. Shares of stock of the corporation surviving or
resulting from such merger or consolidation, or depository receipts in respect thereof;

                           b. Shares of stock of any other corporation, or
depository receipts in respect thereof, which shares of stock or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

                           c. Cash in lieu of fractional shares or fractional
depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

                           d. Any combination of the shares of stock,
depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

                  (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under sec. 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

         (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

         (d) Appraisal rights shall be perfected as follows:

                  (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsections (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of his shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of his shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of his shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

                  (2) If the merger or consolidation was approved pursuant to sec. 228 or sec. 253 of this title, each constituent corporation, either before the effective date of the merger or consolidation or within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section; provided that, if the notice is given on or after the effective date of the merger or consolidation, such notice shall be given by the surviving or resulting corporation to all such holders of any class or series of stock of a constituent corporation that are entitled to appraisal rights. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within twenty days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or
(ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given; provided that, if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

         (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw his demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after his written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

         (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

         (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

         (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted his certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that he is not entitled to appraisal rights under this section.

         (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

         (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

         (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded his appraisal rights as provided in subsection
(d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of his demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

                  (1) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation. (Last amended by Ch. 349, L. '96, eff. 7-1-96.)

                                                    EXHIBIT E TO SCHEDULE 13E-3
                                                                 April 18, 1997

                          THE VALLEY FAIR CORPORATION
                              260 BERGEN TURNPIKE
                         LITTLE FERRY, NEW JERSEY 07643

Dear Stockholder:

         Enclosed with this letter, which is being sent to you as a nonaffiliated stockholder of The Valley Fair Corporation, a Delaware corporation (the "Company"), in connection with a merger (the "Merger") of Little Ferry Corp., a Delaware corporation (the "Filing Person"), with and into the Company, are the following items: (1) a Schedule 13E-3 Transaction Statement (the "Schedule 13E-3"); (2) financial statements of the Company for the years ended February 2, 1997, January 28, 1996 and January 29, 1995; and
(3) a Letter of Transmittal for you to send in your stock certificate for your Valley Fair common stock. No proxies are being solicited by the Company in connection with the Merger and no proxy card is enclosed.

         Schottenstein Stores Corporation ("SSC"), a Delaware corporation, and Schottenstein Professional Asset Management Corporation ("SPAM"), an Ohio corporation, formed the Filing Person solely for the purpose of effecting the Merger and taking the Company private. As a result of the Merger, effective on May 9, 1997 (the "Effective Date"), each share of Valley Fair common stock that you own is converted into the right to receive $30.00 per share. No interest will be paid on the amount owed to you. To receive payment for your shares complete the enclosed Letter of Transmittal and return it to the Company with your stock certificate. See "How to Receive Payment," below.

THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRANSACTION NOR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

SPECIAL FACTORS:
PURPOSE OF THE MERGER, ALTERNATIVES, REASONS AND EFFECTS

         The purpose of the Merger is to take the Company private. The benefits to the Company, and SSC and SPAM as its continuing owners, include eliminating the cost and expense of SEC reporting and stock transfer agent and related expenses for an estimated savings of approximately $30,000 per year, eliminating any conflicts of interest between SSC and the Unaffiliated Stockholders, and providing SSC with additional flexibility in attempting to restructure or otherwise revive the Company's recent disappointing financial results.

         SSC considered other means of taking the Company private, including a tender offer, reverse stock split and "long-form" merger. The tender offer was rejected because it did not meet SSC's objective of eliminating the entire ownership interest of the Unaffiliated Stockholders. The reverse stock split and long-form merger were rejected because they would entail a vote of the stockholders of the Company and the related expense of preparation of a proxy statement and/or information statement. SSC also considered a transaction in which the Unaffiliated Stockholders would not be "cashed-out" and would receive an ongoing equity interest in VCD. That alternative was rejected for a number of reasons, including (i) the expense of preparing and filing a registration statement under the Securities Act of 1933, as amended, to register such shares of VCD, (ii) the anticipated cost to VCD of increasing its stockholder base by over 1,200 stockholders, each owning a relatively small number of shares of VCD; and (iii) the belief that the Unaffiliated Stockholders would prefer to have cash for their interest in the Company rather than VCD stock, since they would incur brokerage commissions to convert their VCD stock to cash.

         The Merger was structured as a "short-form" Merger under the Delaware General Corporation Law ("DGCL") Section 253, because it did not require action on the part of the directors or stockholders of the Company, and was viewed by SSC as the most inexpensive way of accomplishing its objective of privatizing the Company and causing the Company to acquire for cash the ownership interest of the Unaffiliated Stockholders. SSC determined to effect the Merger at this time for a number of reasons, including: (i) the Company's recent poor financial performance, (ii) the lack of benefits to the Company from being public in terms of having very little potential to raise capital in a public offering, (iii) the benefit to the Company of saving the cost associated with being a public company, and (iv) the benefit to the Unaffiliated Stockholders to receive cash for their common stock, without the requirement to pay brokerage or other commissions.

         The Merger will result in the Company becoming a privately-held company, that is no longer subject to the reporting requirements under the 1934 Act. It will result in the Company utilizing a portion of its cash resources to purchase the Common Stock held by the Unaffiliated Stockholders. The Merger will not have any other effect on the Company. The Merger will result in SSC and SPAM becoming the owners of 100% of the Company. Neither SSC nor SPAM will incur any income taxes as a result of the Merger. The Unaffiliated Stockholders will receive cash in the amount of $30 per share, without interest, for their Common Stock and will generally realize a capital gain or loss in an amount equal to the difference between $30 per share and their cost basis for the Common Stock, which capital gain will either be long-term or short-term depending on the stockholders' holding period.

         The Company's financial statements for the fiscal years ended February 2, 1997, January 28, 1996 and January 29, 1995 are enclosed. At February 2, 1997, the Company had total stockholders' equity of $17,708,378 and had outstanding 367,813 shares of Common Stock, with a book value of $48.15 per share. At that date, the Company had cash and cash equivalents of $3,247,423. The Merger will result in the Company utilizing approximately $805,000 of its cash to repurchase the 25,657 shares of Common Stock held by the Unaffiliated Stockholders at $30 per share. Because the cash price to Unaffiliated Stockholders in the Merger of $30 per share is less than the $48.15 book value per share, the Merger will result in an increase in the book value of the remaining shares held by SSC and SPAM, which on a pro forma basis as if the Merger had occurred on February 2, 1997 would be an increase of $1.25 per share to a book value of $49.40 per share for a total increase of $427,695. As the sole remaining stockholders of the Company, SSC and SPAM will have 100% of the benefit of any future earnings or increase in value of the Company and will bear the risk of any future losses or decrease in value of the Company.

FAIRNESS OF THE TRANSACTION
         The Filing Person and SSC believe that the Merger and the $30 per share in cash to be paid to Unaffiliated Stockholders is fair. The Merger requires only the vote of the Board of Directors of the Filing Person and consent of SSC and SPAM, as its sole stockholders. The terms of the Merger were approved by Jay L. Schottenstein and Thomas R. Ketteler as the sole directors of the Filing Person (the "Directors") and by each of them acting as officers of SSC and SPAM, the sole stockholders of the Filing Person. Neither of the Directors dissented nor abstained from voting on Merger.

         The following are the material factors considered by the Directors in determining that the Merger is fair to the Unaffiliated Stockholders. The Directors considered the Company's recent history of marginal profitability, including the net loss in fiscal 1997. The Directors considered the fact that there is no established trading market for the Common Stock and that, but for purchases by SSC, SPAM and the Company over the years, there is little or no practical outlet for the Unaffiliated Stockholders to realize on their investment in the Company. The Directors considered the fact that the Company is substantially dependent on its relationship with VCD, as a major licensee operating in its two department stores and as the licensor of the health and beauty aids departments representing the majority of the sales of its Widmann subsidiary. The Directors also considered the recent dissatisfaction expressed with performance of the health and beauty aids departments by management of VCD and the possibility that VCD could not renew the existing Licensing Agreement for the health and beauty aids departments which expires June 30, 1997. The Directors relied on their belief that because of its recent poor performance and its reliance on VCD, it would be difficult to sell the Company to a third party as a going concern. They also relied on their knowledge that the Company has not received any firm offer for a merger or other business combination of the Company. The Directors relied on their knowledge with respect to the negotiation of the prospective transaction described under Item 3(b) of the
Schedule 13E-3 and its prospective effect on the value of the Company. Because the Directors believe that a going concern valuation would not reflect the true value of the Company and particularly in light of recent earnings performance, to establish the $30 per share price the Directors relied on a liquidation analysis in assuming that the Company elected to wind up its affairs and liquidate its assets. The Directors made certain estimates with respect to the fair realizable value of the assets of the Company as shown on its balance sheet dated February 2, 1997, including assumptions with respect to the liquidation value of its inventory, elimination of the value of prepaid assets and deferred income tax assets, increases in the book value of the Company's real estate based upon assessed tax values and discounted cash flow of the Company's leasehold interest for its Little Ferry department store and overall costs of liquidating the Company, and the Directors determined that the stockholders could expect to receive approximately $29.88 per share if the Company were liquidated. The Directors acknowledged that the amount is below the Company's current $48.15 book value per share, but believe that book value is not a true indicator of the fair value of the ownership of the Unaffiliated Stockholders, since it does not incorporate expenses that would be incurred in connection with the liquidation of the Company. The Directors also noted that the price of $30 per share is higher than any price previously paid by the Company, SSC or SPAM and is as high as any reported transaction price for the Common Stock during the Company's last two fiscal years.

         The Directors did not find it practicable to, and did not, quantify or assign relative weights to the specific factors set forth above that were considered in the determination of fairness.

         As a "short-form" merger under DGCL Section 253, the Merger does not require the approval of the Company's Board of Directors or its stockholders. The Directors determined to utilize the short-form merger procedure to avoid the cost and expense of preparing and filing either a proxy statement or an information statement with the SEC as would be required under a long-form merger or reverse stock split. Accordingly, the Merger will not require approval of a majority of the Unaffiliated Stockholders.

         A meeting of the Company's Board of Directors was held on March 19, 1997 to inform the Board of SSC's intentions with respect to the Merger. However, no formal action on the part of the Board of the Company was taken, since the Merger does not require Board action. The Company does not have any directors who are "independent," since all directors are either officers or directors of the Company or SSC or providers of significant services to the Company and SSC. Accordingly, no independent directors retained an unaffiliated representative to act on behalf of the Unaffiliated Stockholders for purposes of negotiating the terms of the Merger and/or preparing a report concerning the fairness of the Merger.

REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS
         No report, opinion or appraisal from any outside party has been obtained relating to the Merger.

APPRAISAL RIGHTS AND FURTHER DETAILS CONCERNING THE MERGER:
         Please read the Schedule 13E-3 carefully and pay particular attention to Item 13 summarizing your appraisal rights under Delaware law. Please note that Item 13 is a summary only. IT IS IMPORTANT THAT YOU READ THE FULL TEXT OF
SECTION 262 OF THE DGCL, WHICH IS ATTACHED AS AN EXHIBIT TO THE SCHEDULE 13E-3, SO THAT YOU ARE FAMILIAR WITH ALL OF YOUR APPRAISAL RIGHTS UNDER DELAWARE LAW.

HOW TO RECEIVE PAYMENT:
         As a result of the merger, on May 9, 1997, you will no longer be a stockholder of the Company. Instead, you are entitled to receive $30.00 per share, unless you decide to pursue appraisal rights as summarized in Item 13 of the Schedule 13E-3. A form of Letter of Transmittal to be used for tendering shares for payment is enclosed. Please carefully read the Instructions to Letter of Transmittal and comply with the instructions in tendering your stock for payment.

                                               Very truly yours,

                                               Jay L. Schotttenstein, Chairman

                                      -3-